UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Chinh E. Chu

200 Park Avenue, 58th Floor

New York, NY 10166

(212) 355-5515

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T 103	Page 2 of 6
SCHEDULE 13D

1.	Names of Reporting Persons. Chinh E. Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,743,302 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,743,302 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,743,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 7,625,000 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), and 5,140,000 warrants to purchase Common Stock (the “Warrants”) owned of record by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and (ii) 978,302 shares of Common Stock owned of record by CC NB Sponsor 1 Holdings LLC (“CC”), for which Mr. Chu Person is deemed to have beneficial ownership.

(2)

Percentage is calculated based on 299,043,813 shares of Common Stock issued and outstanding as of September 1, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on September 3, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 3 of 6

1.	Names of Reporting Persons. CC NB Sponsor 1 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,743,302 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,743,302 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,743,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 7,625,000 shares of Common Stock and 5,140,000 Warrants owned of record by the Sponsor, for which CC is deemed to have beneficial ownership and (ii) 978,302 shares of Common Stock owned of record by CC.

(2)

Percentage is calculated based on 299,043,813 shares of Common Stock issued and outstanding as of September 1, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on September 3, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 4 of 6
SCHEDULE 13D/A

Chinh E. Chu and CC NB Sponsor 1 Holdings LLC (each a “Reporting Person” and together the “Reporting Persons”) are filing this Amendment No. 2 (the “Amendment”) to amend and supplement the Statement on Schedule 13D relating to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (“E2open” or the “Issuer”), filed by the Reporting Persons with the SEC on February 22, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 1, 2021 (such Amendment, together with the Original Schedule 13D, the “CC Schedule 13D”). Capitalized terms not defined herein have the meanings given to such terms in the CC Schedule 13D. Except as set forth herein, the CC Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2021, all conditions to the closing of the Transaction (as defined in Amendment No. 1) were either satisfied or waived, and the Transaction closed (defined in Amendment No. 1 as the Completion). Upon the Completion of the Transaction, the PIPE Financing was consummated and the Issuer issued 28,909,022 Shares to the PIPE Investors at a price of $10.60 per Share, pursuant to the Subscription Agreements. Specifically, CC NB Sponsor 1 Holdings LLC purchased 28,302 Shares in the PIPE Financing at a price of $10.60 per share, for an aggregate subscription amount of $300,001.20.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the CC Schedule 13D is hereby amended and supplemented by adding the following in front of the final two paragraphs thereof:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Amended and Restated Investor Rights Agreement

In connection with the Completion, on September 1, 2021, the Issuer, certain of BluJay’s existing stockholders (including certain affiliates of each of Francisco Partners and Temasek) and the parties to the existing Investor Rights Agreement dated February 4, 2021, entered into the A&R Investor Rights Agreement. The A&R Investor Rights Agreement provides each of Francisco Partners and Temasek with the right to nominate one director to the Issuer’s board of directors (subject to certain conditions). The A&R Investor Rights Agreement also includes registration rights in respect of the Shares held by the equityholders party thereto. In addition, Francisco Partners, Temasek, and certain of the existing equityholders of the Issuer, including CC, agreed to a six month “lock-up” restriction with respect to certain of their Shares.

The foregoing description of the A&R Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Investor Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in each of sections (a) and (c) of Item 5 of the CC Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Shares of Common Stock to which this Schedule 13D relates is 13,743,302 shares, representing approximately 4.5% of the Common Stock outstanding. This amount includes (1) 7,625,000 shares of Common Stock held directly by the Sponsor; (2) 5,140,000 Warrants held directly by the Sponsor and (3) 978,302 shares of Common Stock held directly by CC. The percentage is calculated based on 299,043,813 shares of Common Stock deemed to be outstanding as of September 1, 2021, as reported on the Issuer’s Current Report, filed on September 3, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 5 of 6

Each of the number of shares of Common Stock and Warrants reported above as directly held by the Sponsor represent 50% of the total shares of Common Stock and Warrants held directly by the Sponsor, over which the Reporting Persons, through CC, share control and ownership 50/50 with NBOKS Master Fund. Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock and Warrants held by the Sponsor that are not attributable to CC, and has excluded such shares of Common Stock and Warrants from its reported beneficial ownership in this statement. The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of any Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial ownership of the shares of Common Stock and Warrants held directly by the Sponsor that are not attributable to CC.

(c) Other than the acquisition of shares as reported herein, and as described under Item 4, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the CC Schedule 13D is hereby amended and supplemented by adding the following thereto.

The additional information furnished in Item 4 of this Amendment is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

C.

Amended and Restated Investor Rights Agreement, dated as of September 1, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on 8-K, filed with the SEC on September 3, 2021)

CUSIP NO. 29788T 103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2021

Chinh E. Chu

By:	/s/ Chinh E. Chu
Chinh E. Chu

CC NB SPONSOR 1 HOLDINGS LLC

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	President & Senior Managing Director